Filed by Polaris Pubco Plc pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Churchill Capital Corp VII

Commission File No.: 001-40051

August 1, 2023

Dear [Portfolio Business Directors / External Investors / CorpAcq Employees],

I am reaching out to share an exciting milestone in CorpAcq’s history – one that represents a decisive next step in our growth journey. We have announced that CorpAcq Holdings Limited (“CorpAcq”) has entered into a definitive agreement for a business combination (the “transaction”) with Churchill Capital Corp VII (“Churchill VII”), a special purpose acquisition company (SPAC). Upon closing of such transaction, the combined company will operate as CorpAcq and intends to list on the New York Stock Exchange (NYSE). This news is an extraordinary achievement for us all and validation of the team, approach and the strength and performance of our portfolio companies. You can read the press release to learn more about the transaction here.

Formed in 2006, together we have grown significantly over the last 16 years and have cultivated a reputation as a preferred buyer for well-established, founder-led SMEs in the UK. Our portfolio is made up of 41 stable, mature and profitable companies across multiple large industries, all of which are a testament to our unique value proposition and commitment to allow businesses to continue to thrive independently. We have distinguished ourselves through an approach that maintains the autonomy of the businesses CorpAcq acquires and through our commitment to a perpetual ownership horizon.

We are now thrilled to partner with Churchill VII. With the team’s deep M&A and capital markets expertise, track record of valued-added investing in companies, and an extensive relationship network, we are confident that Churchill VII is the right partner to propel CorpAcq’s next phase of growth. As a public company, we believe we will be better positioned to accelerate growth and expand our acquisition pipeline deeper in the UK. Importantly, with the support of Churchill VII, we believe we will be able to stay steadfast to how we have always operated with an ethos of fostering autonomy at our portfolio companies and investing over a long time horizon. CorpAcq will continue to be led by Simon, David and the current management team.

The transaction, which will take some time and remains subject to closing conditions, is expected to close in late 2023 or early 2024. We shall send you guidance about new rules and guidance for external communications and social media, but in the meantime, please do not speak to the media. Instead, contact our PR agency Yellow Jersey PR at corpacq@yellowjerseypr.com. Until the closing of the transaction, please refrain from buying, selling or otherwise trading any securities of Churchill VII. Please remain mindful of rules, laws and regulations concerning insider trading violations.

We are grateful for your support, and we recognise that our growth would not be possible without the strong performance our portfolio companies have delivered. We look forward to working alongside you, as we always have, to further deliver sustainable value creation.

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Please do not hesitate to reach out to me if you have any questions.

Thank you,

[NAME]

Forward-Looking Statements

This letter contains forward-looking statements regarding future events, and the future performance of CorpAcq and Churchill VII. These forward-looking statements are based upon information available to CorpAcq and Churchill VII today, and reflect the current views and expectations of CorpAcq and Churchill VII. Actual results could differ materially from those contemplated by these forward-looking statements, including but not limited to statements regarding estimates and forecasts of financial and operational metrics and the timing, terms and completion of the business combination. Please refer to the press release to learn more on the risks regarding these forward-looking statements that could cause actual results to differ materially.

Additional Information and Where to Find It

In connection with the proposed transaction, CorpAcq Holdings Limited (“CorpAcq”) or Churchill Capital Corp VII (“Churchill”) (or an affiliate of CorpAcq) is expected to file a registration statement on Form F-4 or any other applicable form (the “Registration Statement”) with the SEC, which will include preliminary and definitive proxy statements to be distributed to Churchill’s shareholders in connection with Churchill’s solicitation for proxies for the vote by Churchill’s shareholders in connection with the proposed transaction and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Churchill’s shareholders in connection with the completion of the proposed transaction. After the Registration Statement has been filed and declared effective, Churchill will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders as of the record date established for voting on the proposed transaction. This communication does not contain all the information that should be considered concerning the proposed transaction and is not intended to form the basis of any investment decision or any other decision in respect of the proposed transaction. Before making any voting or other investment decisions, Churchill’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus statement and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with Churchill’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed transaction, as well as other documents filed with the SEC by Churchill in connection with the proposed transaction, as these documents will contain important information about CorpAcq, Churchill and the proposed transaction. Shareholders may obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed by Churchill with the SEC, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to Churchill Capital Corp VII. at 640 Fifth Avenue, 12th Floor, New York, NY 10019.

Participants in the Solicitation

CorpAcq, Churchill, Churchill Sponsor VII LLC and their directors and executive officers may be deemed participants in the solicitation of proxies from Churchill’s shareholders with respect to the proposed transaction. A list of the names of Churchill’s directors and executive officers and a description of their interests in Churchill is set forth in Churchill’s filings with the SEC (including Churchill’s prospectus related to its initial public offering filed with the SEC on February 16, 2021 and Annual Reports filed by Churchill with the SEC on Form 10-K) and are available free of charge at the SEC’s website located at www.sec.gov, or by directing a written request to Churchill Capital Corp VII at 640 Fifth Avenue, 12th Floor, New York, NY 10019. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the definitive proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested person should read the definitive proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

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No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not, and under no circumstances is to be construed as, a proxy statement or solicitation of a proxy, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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